1 / 1 FERROVIAL SE (“FERROVIAL” OR THE “COMPANY”) ANNOUNCES THE RESOLUTIONS ADOPTED AT ITS 2026 SHAREHOLDERS MEETING Amsterdam, 9 April 2026. Ferrovial (Ticker: "FER") announces that the following resolutions were adopted at its 2026 Shareholders Meeting: • Adoption of the annual accounts for the financial year 2025. • Discharge of the Directors in respect of the performance of their duties during the financial year 2025. • Re-appointment of Mr. Ignacio Madridejos as Executive Director and of Mr. Philip Bowman, Mr. Juan Hoyos and Mr. Gonzalo Urquijo as Non-Executive Directors. Appointment of Ms. Elisenda Bou-Balust as Non-Executive Director. All reappointments and appointment are for a three-year period. • Approval of a Performance Shares Plan for Executive Directors for the period 2026- 2028. • Conversion of Ferrovial’s legal form from SE to N.V. and amendment of the articles of association. • Authorization to the Board to issue ordinary shares and to grant rights to subscribe for shares (i) for general purposes; and (ii) for purposes of scrip dividends, up to a maximum of 10% and 5%, respectively, of the Company’s issued share capital at the date of the 2026 Shareholders Meeting. • Authorization to the Board to limit or exclude pre-emptive rights for ordinary shares (i) for general purposes; and (ii) for purposes of scrip dividends, up to a maximum of 10% and 5%, respectively, of the Company’s issued share capital at the date of the 2026 Shareholders Meeting. • Authorization of the Board to acquire ordinary shares up to an amount equal to 10% of the Company's issued share capital at the date of the 2026 Shareholders Meeting. • Cancellation of ordinary shares in a number to be determined by the Board. The cancellation may be implemented in one or more tranches. The aforementioned authorizations to the Board and cancellation of ordinary shares are valid for a period of 18 months from the date of the 2026 Shareholders Meeting, i.e. up to and including 8 October 2027. The Remuneration Report and the Climate Strategy Report of the Company for the financial year 2025 were submitted to the 2026 Shareholders Meeting for an advisory vote. The outcome of both advisory votes has been favourable. The voting results will be available on Ferrovial’s website (www.ferrovial.com).